REXAM


06012462

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

06 April 2006

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

Latest News

FILE NO: 82-3

27 March 2006

Disclosure of directors' details

Rexam announced on 22 March 2006 the appointment of Noreen Doyle as an independent non executive director.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, we notify that she is a current director of Credit Suisse Group, Newmont Mining Corporation and QinetiQ Group PLC. She has not held any previous directorships during the past five years.

There are no further details to be disclosed under paragraph 9.6.13 (2) to (6) of the Listing Rules.

Enquiries
David Gibson, Company Secretary
020 7227 4100

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